UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 14)*

Emerson Radio Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

291087203
(CUSIP Number)

Mr. Fok Hei Yu c/o F T I Consulting (Hong Kong) Limited Level 22, The Centre 99 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With copies to:
January 20, 2010, May 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S&T International Distribution Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	AF, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

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1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Grande N.A.K.S. Ltd
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	AF, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

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1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Grande Holdings Limited (Provisional Liquidators Appointed)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	WC, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

4

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Christopher Ho Wing-On
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	AF, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	None
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	None
11		Aggregate Amount Beneficially Owned by Each Reporting Person	None
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)
IN

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This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T”), The Grande Group Limited (“GGL”) and Mr. Christopher Ho Wing On (“Mr. Ho” and, together with Grande Holdings, N.A.K.S., S&T and GGL, the “Reporting Persons”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12 dated November 1, 2007 (“Amendment No. 12”) and Amendment No. 13 dated October 19, 2009 (“Amendment No. 13” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Previous Filings”), all filed by the Reporting Persons.

Item 1.	Security and Issuer.

This Statement is filed with respect to the common stock of Emerson, a Delaware corporation. The address of the principal executive offices of Emerson is 85 Oxford Drive, Moonachie, New Jersey 07074.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following Reporting Persons:

(1) Grande Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at c/o F T I Consulting (Hong Kong) Limited, Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong;

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong;

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong;

(4) Mr. Ho, a citizen of Canada. Mr. Ho’s business address is 456 Alexandra Road, #12-01 NOL Building, Singapore 119962 Mr. Ho is the Chairman of Grande Holdings.

Each of the Reporting Persons is party to that certain Joint Filling Agreement attached hereto as Exhibit 1. Accordingly the Reporting Persons are hereby filling a joint Schedule 13D.

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As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”), subject only to any rights granted to DB pursuant to the Security Agreement (as defined herein) as described in Item 6. As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

On May 31, 2011, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of F T I Consulting (Hong Kong) Limited, were appointed as the provisional liquidators of Grande Holdings. Following such appointment, Mr. Ho no longer shares the power to direct the voting and disposition of the Emerson Shares. Consequently, Mr. Ho has ceased to be a beneficial owner of the Emerson Shares.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

For the purposes of Item 4, the term “Reporting Persons” does not include Mr. Ho.

Item 4 of the Previous Filings included this paragraph:

“On December 9, 2005, Mr. Michael Andrew Barclay Binney, a director of N.A.K.S. and Grande Holdings, was elected to the Board of Directors of Emerson at the annual meeting of Emerson’s shareholders. On March 30, 2006, the Board of Directors of Emerson appointed Adrian Ma as the Chairman of the Board and CEO of Emerson (Mr. Ma served as the Chairman of the Board until July 28, 2006). Mr. Ma is also a director of N.A.K.S. and Grande Holdings. On July 28, 2006, the Board of Directors of Emerson appointed Mr. Ho as the Chairman of the Board of Emerson. Mr. Ho is also a director of N.A.K.S. and the Chairman of Grande Holdings. On March 30, 2006, the Board of Directors of Emerson appointed Greenfield Pitts as a director on the Board of Emerson. Mr. Pitts was a consultant for Grande Holdings and is currently Emerson’s Chief Financial Officer. As directors of Emerson, Messrs. Ho, Binney, Ma, and Pitts have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

The foregoing paragraph is hereby deleted and replaced in its entirety as follows:

“On August 31, 2011, Mr. Fok Hei Yu, one of the joint and several provisional liquidators of Grande Holdings and a director of N.A.K.S. and S&T, was appointed as a director of Emerson. As a director of Emerson, Mr. Fok has influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

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Item 5.	Interest in Securities of the Issuer.

For the purposes of Item 5, the term “Reporting Persons” does not include Mr. Ho.

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares.

On May 31, 2011, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of F T I Consulting (Hong Kong) Limited, were appointed as the provisional liquidators of Grande Holdings. Following such appointment, Mr. Ho no longer shares the power to direct the voting and disposition of the Emerson Shares. Consequently, Mr. Ho has ceased to be a beneficial owner of the Emerson Shares.

(a) Each of the Reporting Persons may be deemed to own beneficially 56.2% of the Shares of Emerson, which percentage is calculated based upon 27,129,832 Shares reported to be outstanding as of February 14, 2012. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares. Mr. Ho is no longer the beneficial owner of the Shares since Grande Holdings went into provisional liquidation on May 31, 2011. Each of the Reporting Persons, except for S&T with respect to the Emerson Shares, disclaims beneficial ownership of the Emerson Shares.

(b) For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days. As of the date hereof, the Reporting Persons have not been able to verify whether any transactions in Emerson Shares have been effected by DB pursuant to the Security Agreement described in Item 6.

(d) The information set forth in Item 6 is hereby incorporated by reference. DB has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Charged Shares (defined herein) under the Security Agreement (defined herein) up to the amount of the Secured Obligations (defined herein) upon default by Grande Holdings of its obligations owed to DB. Other than as described in Item 6 and above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e) Mr. Ho ceased to be a beneficial owner of the Emerson Shares on May 31, 2011, as a result of the loss of the shared power to direct the voting and disposition of the Emerson Shares upon the appointment of Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of F T I Consulting (Hong Kong) Limited, as the provisional liquidators of Grande Holdings.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

For the purposes of Item 6, the term “Reporting Persons” does not include Mr. Ho.

Item 6 of the Previous Filings included these paragraphs:

“Michael Andrew Barclay Binney currently holds options to purchase 8,333 shares of Common Stock, which are currently exercisable. In addition, Mr. Binney holds options to purchase 16,667 shares of Common Stock, 8,333 of which will be exercisable in December 2007, and the balance of which will be exercisable in December 2008.

In addition, Greenfield Pitts holds options to purchase 25,000 shares of Common Stock, 8,333 of which will be exercisable in November 2007, 8,333 in November 2008, and the balance of which will be exercisable in November 2009.

Except as described or incorporated by reference above, as of the date hereof none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.”

The foregoing paragraphs are hereby deleted and replaced in its entirety as follows:

“On January 20, 2010, S&T entered into a Security Over Shares and Security Assignment Agreement (the “Security Agreement”, filed hereunder as Exhibit 11) with Deutsche Bank AG (“DB”) pursuant to which S&T granted a fixed security interest over 3,780,600 Shares held by S&T in an account with DB (the “Charged Shares”) for the purposes of securing an obligation of Grande Holdings to pay to DB an amount of US$4,952,670 (the “Secured Obligations”). Under the Security Agreement, S&T agreed to discharge Grande Holdings’ obligations provided that S&T’s liability is limited to the realizable value of the Charged Shares and certain other assigned assets. Upon the occurrence of an event of default under the Security Agreement, DB may, at its discretion, in the name of S&T or otherwise and without further consent or authority from S&T, exercise voting rights in respect of the Charged Shares, apply all dividends, interest and other monies arising from the Charged Shares, transfer the Charged Shares into the name of DB or a nominee and exercise the powers and rights conferred on or exercisable by S&T as the legal or beneficial owner of the Charged Shares, among other things. Pursuant to the Security Agreement, S&T may request the release of all security granted by the Security Agreement and have such secured assets (including any remaining Charged Shares) re-assigned to S&T following the irrevocable payment or discharge in full of the Secured Obligations.

The Reporting Persons believe that DB may have exercised certain rights in respect of the Charged Shares pursuant to the Security Agreement. As of the date hereof, the Reporting Persons are only aware of the sale of 391,199 of the Charged Shares by DB for a total consideration of US$1,151,625.80 on 1 & 2 March 2010 and have not yet been able to verify whether DB has taken any other actions in respect of the Charged Shares. DB has filed a Schedule 13G on February 10, 2012 (the “DB Schedule 13G”) in respect of 3,380,079 Shares out of the 3,780,600 Charged Shares. As of the date hereof, the Reporting Persons are of the view that the Secured Obligations have already been settled. S&T is seeking clarification of the basis on which DB has claimed beneficial ownership in the Charged Shares as disclosed in the DB Schedule 13G.

Except as described or incorporated by reference above, as of the date hereof none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Shares.”

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Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated July 2nd, 2012 by and among Grande Holdings, N.A.K.S. and S&T.

Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T (“Stock Purchase Agreement”).

Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.

Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.

Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 8: Proposal dated November 8, 2006 for the purchase by a non-U.S. subsidiary of Emerson Radio of the consumer electronics manufacturing operations of the Capetronic Group.

Exhibit 9: Letter from the Grande (Nominees) Limited to Emerson Radio Corp. concerning the lapse of the Proposal, dated January 31, 2007.

Exhibit 10: Stock Purchase Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of September 7, 2007, among S&T, the Singer Children’s Management Trust, Gary Singer and Karen Singer (“Singer Stock Purchase Agreement”).

Exhibit 11: Security over Shares and Security Assignment Agreement, dated January 20, 2010 between S&T as Chargor in favour of DB London Branch as Secured Party (“Security Agreement”).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED
(PROVISIONAL LIQUIDATORS APPOINTED)

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	PROVISIONAL LIQUIDATOR

GRANDE N.A.K.S. LTD

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LIMITED

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

Dated: July 5th, 2012	By:	/s/ CHRISTOPHER HO WING-ON
	Name:	CHRISTOPHER HO WING-ON

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (Provisional Liquidators Appointed) (“The Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for The Grande Holdings c/o F T I Consulting (Hong Kong) Limited, Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Christopher Ho Wing-On	Director of The Grande Holdings Limited (Provisional Liquidators Appointed)	Chairman	Canadian

Christine Asprey Lai Shan	Director of The Grande Holdings Limited (Provisional Liquidators Appointed)	Group Executive	British

HON Tak Kwong	Director of The Grande Holdings Limited (Provisional Liquidators Appointed)	Group Executive	British

Martin Ian Wright 604 The Broadway 54-62 Lockhart Road Wanchai, Hong Kong	Director of The Grande Holdings Limited (Provisional Liquidators Appointed)	Business Consultant	British

FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (Provisional Liquidators Appointed)	Senior Managing Director of FTI Consulting	Australian

Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (Provisional Liquidators Appointed)	Senior Managing Director of FTI Consulting	Australian

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”) The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong).

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Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

The Grande Holdings Limited (Provisional Liquidators Appointed)	Controlling Shareholder	N/A	Bermuda

Christopher HO Wing-On	Director of Grande N.A.K.S. Ltd	Director	Canadian

FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd Limited (	Senior Managing Director of FTI Consulting	Australian

Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Senior Managing Director of FTI Consulting	Australian

CHOW Wai Shing Daniel Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Managing Director of FTI Consulting	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Limited (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited (Provisional Liquidators Appointed)), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong).

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Grande N.A.K.S. Ltd	Director of S&T International Distribution Limited and Controlling Shareholder	Not applicable	Incorporated in British Virgin Islands

FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian

Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D, (including amendments thereto) relating to the beneficial ownership of common stock of Emerson Radio Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

THE GRANDE HOLDINGS LIMITED
(PROVISIONAL LIQUIDATORS APPOINTED)

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	PROVISIONAL LIQUIDATOR

GRANDE N.A.K.S. LTD

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LIMITED

Dated: July 5th, 2012	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

Dated: July 5th, 2012	By:	/s/ CHRISTOPHER HO WING-ON
	Name:	CHRISTOPHER HO WING-ON

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